BAKER & McKENZIE
東京青山・青木法律事務所

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RECEIVED
2007 APR -2 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07022043

FILE NO. 82-34777

March 19, 2007

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Office of International Corporate Finance
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SUPPL

West Japan Railway Company
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Flash Report (Consolidated Basis) Results for the nine months ended December 31, 2006 (dated January 31, 2007)

Yours truly,

PROCESSED
APR 06 2007
THOMSON FINANCIAL

Kunio Aoki

Encls.
cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

January 31, 2007
Last posted on January 31, 2007

West Japan Railway Company
Flash Report (Consolidated Basis)
Results for the third quarter ended December 31, 2006

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of January 31, 2007 based on information available to JR-West as of the date January 31, 2007 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

1) Adoption of simplified method: none

2) Changes from accounting methods used in recent fiscal years: none

3) Change in scope of consolidation and equity method:
Number of consolidated subsidiaries added: 0
Number of consolidated subsidiaries removed: 2

2. Results for the third quarter of fiscal 2007 (from April 1, 2006 to December 31, 2006)

(1) Operating results

Nine months ended December 31 (Figures less than ¥1 million have been omitted)

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	941,268	1.6	118,129	(5.7)	91,778	(6.1)
2005	926,264	1.7	125,257	12.3	97,726	20.3
(Reference) Year ended March 31, 2006	1,240,098		135,218		102,181	

	Net income		Net income per share	Net income per share after dilution
	Millions of yen	%	Yen	Yen
2006	49,677	(1.2)	24,849.58	—
2005	50,256	(12.2)	25,139.15	—
(Reference) Year ended March 31, 2006	46,525		23,281.96	—

Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Financial Position

December 31 (Figures less than ¥1 million have been omitted)

	Total assets	Net assets	Owners' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2006	2,348,129	630,345	25.6	300,532.00
2005	2,362,585	566,867	24.0	283,559.44
(Reference) March 31, 2006	2,355,969	564,254	23.9	282,245.00

(3) Cash flows

Nine months ended December 31 (Figures less than ¥1 million have been omitted)

	Operating activities	Investing activities	Financing activities	Cash at the end of the third quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2006	118,182	(79,322)	(41,063)	53,230
2005	124,039	(63,126)	(38,299)	85,131
(Reference) Year ended March 31, 2006	164,080	(101,765)	(69,397)	55,433

3. Forecasts for fiscal 2007 (from April 1, 2006 to March 31, 2007)

Consolidated Basis

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal 2007	1,255,400	95,400	51,300	25,668.34

Non-Consolidated Basis

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal 2007	861,000	71,000	41,000	20,500.00

* JR-West is not making any changes at this time to the forecast for the fiscal year ending March 31, 2007, announced on October 31, 2006.

See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

Accompanying Material

(1) BUSINESS PERFORMANCE AND FINANCIAL POSITION

On April 25, 2005, a rapid train of the Company caused an extremely serious accident when it derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers.

We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured passengers and hope they recover as soon as possible.

We further offer deep apologies to passengers, shareholders and local residents for the excessive strain and trouble that we have caused.

JR West is currently steadily implementing its Safety Enhancement Plan, and in accordance with its new Corporate Philosophy and Safety Charter, has made the establishment of a corporate culture that places top priority on safety its Group-wide medium-term management target, is making a concerted effort to provide a safe and reliable railway service, and working to regain the trust of customers and society.

1. Business Performance

(1) Overview of Results for the Third Quarter

Consolidated results for the third quarter of the fiscal year ending March 31, 2007, are as follows.

Operating revenues	¥941.2 billion
Operating income	118.1 billion
Recurring profit	91.7 billion
Net income	49.6 billion

Results by business segment are as follows.

Transportation Operations

In railway operations, the Company concentrated on implementing the measures outlined in its Safety Enhancement Plan, working to establish a corporate culture of placing top priority on safety. Specific measures included efforts to foster a consciousness of prioritizing safety through regular convening of safety meetings to allow management and officers on the one hand and employees in the field on the other to directly exchange opinions. We also continued to analyze and examine the nature of the potential causes of accidents and matters for concern reported by employees in workplaces, as well as made a revision in June 2006 to the authorization process for safety-related capital expenditures. Further, in October 2006 we formulated the Railway Safety Management Manual as a means of establishing a safety management structure, by formulating basic policies, business operating procedures and other structures to ensure transport safety in accordance with revisions to the Railway Business Law.

In November 2006 we conducted general training for responding to Shinkansen accidents, which helped to improve response capabilities, including first aid and safety guidance for passengers, and procedures for providing information as part of the initial response, along with an examination of manuals and other documents. It also strengthened cooperation with related organizations such as police and fire departments.

In terms of facilities, the Company completed installation of the automatic train stop (ATS) systems that prevent trains from exceeding speed limits, on all curved portions of the track in March 2006, and began installing these at points and crossings. We also made efforts to improve the safety facilities at crossings, and to strengthen pillars supporting elevated tracks against earthquakes. Simulators used for educating train crews were enhanced, and the computer-aided instruction (CAI) facilities installed at stations and crew offices were also upgraded. Further, based on the recommendations of the Safety Consultative Committee, which is made up of third-party experts, we established a Safety Research Institute dedicated to research on safety and related matters.

In transportation operations, JR-West worked to provide safe and stable transportation services that included analyzing the operating status of conventional lines under the timetable revisions enacted in March 2006 in accordance with the Safety Enhancement Plan, and making adjustments as necessary. In October 2006 we completed work to convert the electric supply from AC to DC between the Nagahama to Tsuruga stations of the Hokuriku Line and the Nagahara to Omi-Shiotsu stations of the Kosei Line, and timetable revisions to reflect extended operation of the rapid train to Tsuruga Station and other changes. On the Sanyo Shinkansen line, the timetable revision in March 2006 included additional *Nozomi* train service, providing direct service from Hakata and Hiroshima to Tokyo, which along with other measures resulted in a steady rise in passengers, prompting the Company to operate special trains, and make efforts to further enhance convenience.

Sales and marketing initiatives included proactive efforts to provide such basic information as the number of Shinkansen trains, travel time and prices, along with the convenience of the Express Reservation system—which allows passengers to easily make or change Shinkansen reservations through a computer or mobile telephone—to all of the Tokaido and Sanyo Shinkansen lines. We also made efforts to increase the number of J-WEST cardholders who can use these services.

We further conducted PR campaigns such as DISCOVER WEST, Kyushu Destination and other campaigns in cooperation with local municipalities, travel agents and other JR companies, and began offering CLUB DISCOVER WEST, a membership-based travel information service aimed at persons in their 50s, in an effort to create demand for tourism.

Customer service initiatives were designed to make railways more passenger-friendly, and included the addition of more Green Ticket Vending Machines (sophisticated ticket vending machines offering express tickets, commuter passes and other advanced functions), and installation of elevators, escalators and other barrier-free facilities. We also successively installed automatic external defibrillator (AED) systems at major stations, and trained station staff and other personnel in lifesaving.

In response to environmental issues, JR-West implemented an environmental management system compliant with ISO14001 standards at all Group companies, and continued to make other efforts

to lower the environmental burden, including introducing energy-conserving rail cars, and promoting recycling of used materials.

In bus services, the Company began operating the Youth Mega Dream Bus, a super-jumbo bus running between Osaka and Tokyo, and making other efforts to maintain profitability in the face of increasing fierce competition for long-distance bus services.

As a result, operating revenues for Transportation Operations rose 1.0% over the same period of the previous year to ¥648.3 billion. Operating income, however, decreased 8.8% to ¥90.9 billion.

Sales of Goods and Food Services

JR-West expanded and improved the retail aspects of its stations, continuing to move forward with the NexStation Plan, formulated in the fiscal year ended March 31, 2003 to improve the quality of stations. For the JR Kyoto Isetan department store we took steps to increase profitability, including a freshening up of the sales floors to reflect the change in the seasons, and further expanding our lineup of strong-selling products.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 2.8% over the same period of the previous year, to ¥186.1 billion, with operating income down 2.5% to ¥4.8 billion.

Real Estate Business

JR-West opened SUN STATION TERRACE OKAYAMA, a shopping center on the second floor of Okayama Station, and KANAZAWA FORUS, a commercial building located on the east end of Kanazawa Station, as well as pursued such development of stations and surrounding areas as the construction of condominium apartments on land formerly used for housing for Company employees. The plan for renovation of Osaka Station and the development of the New North Building is proceeding smoothly according to plan.

As a result, operating revenues for the Real Estate segment rose 4.4% over the same period of the previous year, to ¥56.1 billion, and operating income increased 5.1%, to ¥16.3 billion.

Other Businesses

In travel agency operations, JR-West made aggressive efforts with regard to marketing, including promotion of coordinated group tour sales, and conduct of clearly targeted in-store marketing. In hotel operations, the Company promoted sales with renovation its banquet halls, various events held by banquet and culinary departments, and other initiatives.

As a result, operating revenues in the Other Businesses segment increased 7.4% from the same period of the previous year, to ¥194.7 billion, and operating income climbed 18.1%, to ¥5.2 billion.

(3) Outlook

Consolidated results for the fiscal year ending March 31, 2007, are currently within the anticipated range of the plan for the subject fiscal year, and there is no change in our forecasts disclosed on October 31, 2006.

Non-consolidated forecasts are also unchanged.

2. Financial Position

(1) Cash Flows from Operating Activities

Cash provided by operating activities amounted to ¥118.1 billion, a decrease of ¥5.8 billion from the same period of the previous fiscal year. The main factor affecting cash was an increase in payments of income taxes.

(2) Cash Flows from Investing Activities

Cash used in investing activities amounted to ¥79.3 billion, a rise of ¥16.1 billion from the same period of the previous fiscal year. The main factor affecting cash was an increase in capital expenditures.

(3) Cash Flows from Financing Activities

Cash used in financing activities amounted to ¥41.0 billion, a rise of ¥2.7 billion from the same period of the previous fiscal year. The main factors affecting cash were repayment of long-term debt of ¥29.6 billion, and payment of cash dividends.

As a result, cash and cash equivalents at end of the subject period decreased ¥2.2 billion from the end of the previous fiscal year to ¥53.2 billion.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	December 31, 2006	March 31, 2006	Change	December 31, 2005
ASSETS				
Current assets:				
Cash	53,460	56,093	(2,633)	97,291
Accounts receivable	42,512	47,328	(4,816)	36,674
Deferred tax assets	10,392	19,426	(9,033)	11,492
Other current assets	104,604	85,010	19,594	95,721
Total current assets	210,969	207,859	3,110	241,179
Fixed assets:				
Property, plant and equipment	1,955,426	1,973,172	(17,746)	1,954,621
Investments and other assets:				
Investments in securities	65,035	65,027	8	62,579
Deferred tax assets	95,087	88,022	7,064	83,644
Other investments and assets	21,526	21,844	(317)	20,519
Total investments and other assets	181,649	174,894	6,754	166,743
Total fixed assets	2,137,075	2,148,067	(10,992)	2,121,364
Deferred assets	84	42	42	40
Total assets	2,348,129	2,355,969	(7,839)	2,362,585

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	December31, 2006	March31, 2006	Change	December31, 2005
LIABILITIES				
Current liabilities:				
Current portion of long-term debt	94,531	125,074	(30,543)	108,271
Accounts payable	56,322	105,110	(48,788)	49,175
Other current liabilities	331,745	310,962	20,783	345,690
Total current liabilities	482,599	541,148	(58,548)	503,136
Fixed liabilities:				
Bonds and long-term debt	900,774	899,869	904	947,521
Accrued retirement benefits	216,857	201,677	15,180	207,393
Other long-term liabilities	117,552	121,250	(3,697)	110,860
Total fixed liabilities	1,235,184	1,222,797	12,387	1,265,774
Total liabilities	1,717,784	1,763,945	(46,161)	1,768,911
Minority interests	—	27,769	—	26,805
SHAREHOLDERS' EQUITY				
Common stock	—	100,000	—	100,000
Capital surplus	—	55,000	—	55,000
Retained earnings	—	398,910	—	402,640
Net unrealized holding gain on securities	—	10,670	—	9,554
Treasury stock, at cost	—	(327)	—	(327)
Total shareholders' equity	—	564,254	—	566,867
Total liabilities, minority interests, and shareholders' equity	—	2,355,969	—	2,362,585
NET ASSETS				
Shareholders' equity:				
Common stock	100,000	—	—	—
Capital surplus	55,000	—	—	—
Retained earnings	436,544	—	—	—
Treasury stock, at cost	(327)	—	—	—
Total shareholders' equity	591,217	—	—	—
Valuation and translation adjustments:				
Net unrealized holding gain on securities	9,359	—	—	—
Deferred gains or losses on hedges	221	—	—	—
Total valuation and translation adjustments	9,580	—	—	—
Minority interests	29,547	—	—	—
Total net assets	630,345	—	—	—
Total liabilities and net assets	2,348,129	—	—	—

CONSOLIDATED STATEMENTS OF INCOME

Nine months ended December 31 (Figures less than ¥1 million have been omitted)

	Millions of yen			
	2006	2005	Change	(Reference) Year ended March 31, 2006
Operating revenues	941,268	926,264	15,004	1,240,098
Operating expenses	823,139	801,006	22,132	1,104,880
Operating income	118,129	125,257	(7,128)	135,218
Non-operating revenues	2,549	2,968	(418)	7,466
Non-operating expenses	28,900	30,499	(1,598)	40,503
Recurring profit	91,778	97,726	(5,947)	102,181
Extraordinary profit	18,071	36,895	(18,824)	78,594
Extraordinary loss	23,037	48,720	(25,682)	100,880
Income before income taxes and minority interests	86,811	85,901	910	79,896
Income taxes	35,326	34,208	1,118	30,974
Minority interests	1,807	1,437	370	2,396
Net income	49,677	50,256	(578)	46,525

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Figures less than ¥1 million have been omitted)

	Millions of yen				
	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583
Change in nine months ended December 31, 2006					
Dividends from surplus			(12,000)		(12,000)
Net income			49,677		49,677
Decrease due to the merger of consolidated subsidiaries			(43)		(43)
Net increase/decrease during the term under review except in shareholders' equity					
Total			37,634		37,634
Balance at December 31, 2006	100,000	55,000	436,544	(327)	591,217

	Millions of yen				
	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	10,670	—	10,670	27,769	592,023
Change in nine months ended December 31, 2006					
Dividends from surplus					(12,000)
Net income					49,677
Decrease due to the merger of consolidated subsidiaries					(43)
Net increase/decrease during the term under review except in shareholders' equity	(1,311)	221	(1,090)	1,778	687
Total	(1,311)	221	(1,090)	1,778	38,321
Balance at December 31, 2006	9,359	221	9,580	29,547	630,345

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended December 31 (Figures less than ¥1 million have been omitted)

	Millions of yen			
	2006	2005	Change	(Reference) Year ended March 31, 2006
I. Cash flows from operating activities				
Net cash provided by operating activities	118,182	124,039	(5,857)	164,080
II. Cash flows from investing activities				
Purchases of property, plant and equipment	(108,197)	(92,609)	(15,587)	(156,155)
Other	28,874	29,482	(608)	54,389
Net cash used in investing activities	(79,322)	(63,126)	(16,196)	(101,765)
III. Cash flows from financing activities				
Change in long-term debt and payables	(29,639)	(25,875)	(3,763)	(57,109)
Other	(11,424)	(12,423)	998	(12,288)
Net cash used in financing activities	(41,063)	(38,299)	(2,764)	(69,397)
IV. Change in cash and cash equivalents, net	(2,203)	22,614	(24,817)	(7,083)
V. Cash and cash equivalents at beginning of the period	55,433	62,241	(6,807)	62,241
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	---	275	(275)	275
VII. Cash and cash equivalents at the end of the period	53,230	85,131	(31,901)	55,433

SEGMENT INFORMATION

Information by business segment

Nine months ended December 31, 2005 (Figures less than ¥1 million have been omitted)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	641,743	181,052	53,803	181,364	1,057,963	(131,699)	926,264
Operating expenses	541,977	176,071	38,244	176,933	933,227	(132,220)	801,006
Operating income	99,766	4,981	15,558	4,430	124,736	520	125,257

Nine months ended December 31, 2006 (Figures less than ¥1 million have been omitted)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	648,340	186,142	56,162	194,701	1,085,347	(144,078)	941,268
Operating expenses	557,348	181,286	39,812	189,469	967,917	(144,777)	823,139
Operating income	90,991	4,856	16,350	5,231	117,429	699	118,129

Year ended March 31, 2006 (Figures less than ¥1 million have been omitted)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	850,846	244,474	75,702	280,238	1,451,261	(211,162)	1,240,098
Operating expenses	752,835	238,517	55,201	268,778	1,315,332	(210,452)	1,104,880
Operating income	98,010	5,957	20,501	11,459	135,928	(710)	135,218

Reference Materials

CONSOLIDATED STATEMENTS OF INCOME (Reference)
Nine months ended December 31

	Billions of yen			%
	2006	2005	Change from the same period of the previous year	
	(1.45)	(1.44)		
Operating revenues	941.2	926.2	15.0	101.6
Operating expenses	823.1	801.0	22.1	102.8
Operating income	118.1	125.2	(7.1)	94.3
Non-operating revenues and expenses:				
Non-operating revenues	2.5	2.9	(0.4)	
Non-operating expenses	28.9	30.4	(1.5)	
	(26.3)	(27.5)	1.1	95.7
Recurring profit	91.7	97.7	(5.9)	93.9
Extraordinary profit and loss:				
Extraordinary profit	18.0	36.8	(18.8)	
Extraordinary loss	23.0	48.7	(25.6)	
	(4.9)	(11.8)	6.8	
Income before income taxes and minority interests	86.8	85.9	0.9	101.1
Income taxes	35.3	34.2	1.1	
Minority interests	1.8	1.4	0.3	
	(1.20)	(1.20)		
Net income	49.6	50.2	(0.5)	98.8

Note: Figures in bracket are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)
Nine months ended December 31

	Billions of yen			%
	2006	2005	Change from the same period of the previous year	
Transportation				
Operating revenues	648.3	641.7	6.5	101.0
Operating income	90.9	99.7	(8.7)	91.2
Sales of goods and food services				
Operating revenues	186.1	181.0	5.0	102.8
Operating income	4.8	4.9	(0.1)	97.5
Real estate				
Operating revenues	56.1	53.8	2.3	104.4
Operating income	16.3	15.5	0.7	105.1
Other				
Operating revenues	194.7	181.3	13.3	107.4
Operating income	5.2	4.4	0.8	118.1

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	December 31, 2006	March 31, 2006	Change
ASSETS			
Current assets:			
Total current assets	210.9	207.8	3.1
Fixed assets:			
Property, plant and equipment	1,903.9	1,913.7	(9.8)
Construction in progress	51.5	59.4	(7.9)
Investments and other assets	181.6	174.8	6.7
Total fixed assets	2,137.0	2,148.0	(10.9)
Total assets	2,348.1	2,355.9	(7.8)

	Billions of yen		
	December 31, 2006	March 31, 2006	Change
LIABILITIES AND NET ASSETS			
Current liabilities:			
Current portion of long-term debt	94.5	125.0	(30.5)
Accounts payable	388.0	416.0	(28.0)
Total current liabilities	482.5	541.1	(58.5)
Fixed liabilities:			
Bonds and long-term debt	900.7	899.8	0.9
Accrued retirement benefits	216.8	201.6	15.1
Deposits received	117.5	121.2	(3.6)
Total fixed liabilities	1,235.1	1,222.7	12.3
Total liabilities	1,717.7	1,763.9	(46.1)
Minority interests	---	27.7	(27.7)
Shareholders' equity:			
Common stock	100.0	100.0	---
Capital surplus	55.0	55.0	---
Retained earnings	436.5	398.9	37.6
Treasury stock, at cost	(0.3)	(0.3)	—
Total shareholders' equity	591.2	553.5	37.6
Valuation and translation adjustments	9.5	10.6	(1.0)
Minority interests	29.5	---	29.5
Total net assets	630.3	564.2	66.0
Total liabilities and net assets	2,348.1	2,355.9	(7.8)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)
Nine months ended December 31

	Billions of yen		
	2006	2005	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes and minority interests	86.8	85.9	0.9
Depreciation and amortization	83.1	82.4	0.6
Loss on deduction of contributions received for construction from acquisition costs of property, plan and equipment	15.5	33.4	(17.9)
Change in allowance for retirement benefits	15.1	7.4	7.7
Change in allowance for accrued bonuses	(17.3)	(18.2)	0.9
Gain on contributions received for construction	(15.7)	(33.5)	17.7
Income taxes paid	(55.2)	(46.1)	(9.0)
Other	5.8	12.8	(6.9)
Net cash provided by operating activities (A)	118.1	124.0	(5.8)
II. Cash flows from investing activities			
Purchases of property, plant and equipment	(108.1)	(92.6)	(15.5)
Contributions received for constructions	30.4	31.2	(0.7)
Other	(1.6)	(1.7)	0.1
Net cash used in investing activities(B)	(79.3)	(63.1)	(16.1)
Free cash flow (C= A+B)	38.8	60.9	(22.0)
III. Cash flows from financing activities			
Change in long-term debt and payables:			
Increase in long-term debt and payables	34.9	---	34.9
Decrease in long-term debt and payables	(64.6)	(25.8)	(38.7)
	(29.6)	(25.8)	(3.7)
Change in short-term loans	2.1	3.3	(1.2)
Cash dividends paid to the Company's shareholders	(11.7)	(12.7)	1.0
Other	(1.7)	(3.0)	1.2
Net cash used in financing activities (D)	(41.0)	(38.2)	(2.7)
Change in cash and cash equivalents, net (E=C+D)	(2.2)	22.6	(24.8)
Cash and cash equivalents at beginning of the period (F)	55.4	62.2	(6.8)
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (G)	---	0.2	(0.2)
Cash and cash equivalents at the end of the period (H= E+F+G)	53.2	85.1	(31.9)

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

Nine months ended December 31

	Billions of yen			%
	2006	2005	Change from the same period of the previous year	
Operating revenues:				
Transportation	579.0	573.2	5.8	101.0
Transportation incidentals	16.6	16.7	(0.1)	99.2
Other operations	13.5	13.1	0.4	103.1
Miscellaneous	39.1	38.2	0.9	102.5
	648.5	641.4	7.0	101.1
Operating expenses:				
Personnel costs	205.2	208.4	(3.1)	98.5
Non personnel costs	231.8	213.3	18.5	108.7
Rental payments	18.5	18.5	(0.0)	99.9
Taxes	24.2	25.1	(0.8)	96.6
Depreciation	68.9	68.2	0.7	101.1
	548.9	533.6	15.2	102.9
Operating income	99.5	107.8	(8.2)	92.4
Non-operating revenues and expenses, net:				
Non-operating revenues	1.7	1.5	0.2	
Non-operating expenses	27.6	28.8	(1.1)	
	(25.8)	(27.3)	1.4	94.8
Recurring profit	73.6	80.5	(6.8)	91.5
Extraordinary profit and loss, net:				
Extraordinary profit	17.1	35.4	(18.3)	
Extraordinary loss	21.2	46.6	(25.4)	
	(4.1)	(11.1)	7.0	
Income before income taxes	69.5	69.3	0.2	100.4
Income taxes	28.0	27.2	0.7	
Net income	41.4	42.0	(0.5)	98.7

PASSENGER-KILOMETERS AND TRANSPORTATION REVENUES

	Millions of Passenger-Kilometers				Billions of yen			
	Passenger-Kilometers				Transportation Revenues			
	Nine months ended December 31		Change		Nine months ended December 31		Change	
	2006	2005	Amount	%	2006	2005	Amount	%
Sanyo Shinkansen								
Commuter Passes	493	480	12	102.6	6.2	6.0	0.1	102.5
Non-Commuter Passes	11,048	10,877	170	101.6	243.8	240.6	3.1	101.3
Total	11,542	11,358	183	101.6	250.0	246.7	3.3	101.3
Conventional Lines								
Commuter Passes	17,617	17,416	200	101.1	108.6	107.0	1.6	101.5
Non-Commuter Passes	11,555	11,490	64	100.6	220.1	219.2	0.9	100.4
Total	29,172	28,907	264	100.9	328.7	326.2	2.5	100.8
Kyoto-Osaka-Kobe Area								
Commuter Passes	14,204	13,966	238	101.7	87.6	85.9	1.6	102.0
Non-Commuter Passes	7,650	7,516	134	101.8	140.5	138.5	1.9	101.4
Total	21,855	21,482	372	101.7	228.1	224.5	3.6	101.6
Other Lines								
Commuter Passes	3,412	3,450	(37)	98.9	20.9	21.0	(0.0)	99.7
Non-Commuter Passes	3,904	3,974	(69)	98.2	79.6	80.6	(1.0)	98.7
Total	7,317	7,424	(107)	98.5	100.5	101.6	(1.0)	98.9
Total								
Commuter Passes	18,110	17,897	212	101.2	114.8	113.0	1.7	101.6
Non-Commuter Passes	22,604	22,368	235	101.1	463.9	459.8	4.0	100.9
Total	40,714	40,266	448	101.1	578.7	572.9	5.8	101.0

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	December 31, 2006	March 31, 2006	Change
ASSETS			
Current assets:			
Total current assets	119.5	131.4	(11.8)
Fixed assets:			
Fixed assets for railway operations	1,656.2	1,668.1	(11.9)
Construction in progress	48.1	57.8	(9.6)
Investments and other assets	269.6	244.7	24.8
Total fixed assets	1,974.0	1,970.7	3.2
Total assets	2,093.6	2,102.1	(8.5)

	Billions of yen		
	December 31, 2006	March 31, 2006	Change
LIABILITIES AND NET ASSETS			
Current liabilities:			
Current portion of long-term debt	79.8	97.2	(17.3)
Accounts payable	369.6	416.4	(46.8)
Total current liabilities	449.5	513.6	(64.1)
Fixed liabilities:			
Bonds and long-term debt	878.3	863.9	14.3
Retirement allowances for employees	198.0	182.9	15.0
Other long-term liabilities	37.1	39.3	(2.2)
Total fixed liabilities	1,113.5	1,086.2	27.2
Total liabilities	1,563.0	1,599.9	(36.8)
Shareholders' equity:			
Common stock	100.0	100.0	---
Capital surplus	55.0	55.0	---
Retained earnings:	367.1	337.6	29.4
Legal reserves	11.3	11.3	---
Other retained reserves:	355.7	326.3	29.4
Reserves for advanced depreciation on fixed assets	12.1	8.9	3.1
Special reserves	260.0	240.0	20.0
Earned surplus carried forward	83.6	77.3	6.2
Total shareholders' equity	522.1	492.6	29.4
Valuation and translation adjustments	8.4	9.5	(1.1)
Total net assets	530.5	502.2	28.3
Total liabilities and net assets	2,093.6	2,102.1	(8.5)

END